Exhibit (a)(5)(clxxxi)

Glass Lewis Proxy Talk

Moderator: Greg Taxin, CEO, Glass Lewis

Subject: Oracle Tender Offer for PeopleSoft

Date/Time: Nov.15, 2004, 4:30 p.m. EST

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

OPERATOR: Good day, ladies and gentlemen, and welcome to the Glass Lewis Proxy Talk Conference Call. All lines have been placed in a listen-only mode for this call.

Institutional investors that would like to ask questions of the participants may do so by emailing them to: proxytalk@glasslewis.com. As a reminder, this conference call is being recorded and will be transcribed.

At this time, it is my pleasure to turn the floor over to your host Greg Taxin. Please go ahead.

GREG TAXIN, CHIEF EXECUTIVE OFFICER, GLASS, LEWIS & CO.: Thank you, Michelle, and good afternoon to everyone. Welcome to the conference call.

Before we get started, I just want to remind everyone that our conference call series in this call should not be considered as solicitation of tenders or proxies, and no permissions have been sought or will be sought from the Securities and Exchange Commission to do so.

We urge everyone to read carefully the amended restatement offer to purchase and related documents that are available from the SEC’s website. This call is for informational purposes only and should not be construed as providing investment advice. Glass Lewis makes no representation regarding the accuracy, completeness, or reliability of any statement, information, or view presented by its guest speakers.

The subject of our call today is Oracle’s unsolicited tender offer for PeopleSoft. As everyone on the call is no doubt aware, Oracle has been seeking to acquire PeopleSoft since June of 2003. After six different offers in nearly 17 months, it appears we’re finally at the end game. Oracle’s current tender offer of $24 per share for PeopleSoft expires this Friday, November 19. PeopleSoft’s board has recommended that its shareholders do not tender into that offer. Oracle, however, has said that this is its best and final offer.

I am pleased to be in Oracle’s offices in Redwood Shores, California, with Kevin Cameron and Jason McCandless from Glass Lewis. And joining us from Oracle are its Co-president and Director Safra Catz, and its Executive Vice President and Chief Financial Officer Harry You. They have agreed to answer some questions regarding the tender offer.

I should also note that Glass Lewis has extended an invitation to PeopleSoft and its executives to sit with us and answer questions from our clients. PeopleSoft has declined.

One more quick reminder – if you’d like to ask questions of our participants, please email us at any time at proxytalk@glasslewis.com, and we will sort through those questions and try to add them into the dialogue where appropriate.

So maybe we should first of all welcome both of you, and thanks for joining us.

GREG TAXIN: Why don’t we just start with a quick description of kind of where we stand in the status, and where your offer is, and when it expires, and kind of the basic details, if you would?

HARRY YOU, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, ORACLE: Thanks, Greg. This is Harry You, and Safra will join me here as we describe this. And I appreciate everyone’s attendance today.

Twenty-four dollars is our best and final offer. I think there is a clarity and finality about our offer; this process has gone on for 17 months. But most important are two factors that people should remind themselves of.

First, throughout the process, there have been regulatory issues or other uncertainties, which have been clarified, whether it was our overturning the original Department of Justice decision, as well as getting clearance from the E.U., so there is clarity in terms of this offer being an offer that is truly unfettered, that doesn’t have any unusual conditions attached to us.

It’s also, second and more importantly, been catalyzed by the court. We’ve been requested to submit a best and final offer. This has also resonated relative to Oracle shareholders, our management team and directors to see if we can ultimately get to an acquisition of PeopleSoft. If we do not get there in the tender, which I’ll give more details on, we are happy to move onward. PeopleSoft is strategically important to Oracle, but it is not critical, and our $24 offer represents what we think is financially prudent for Oracle shareholders but, also, at the same time represents our point of strategic indifference relative to acquiring PeopleSoft versus proceeding on other paths.

Twenty-four dollars is $9.2 billion — $9.3 billion in total, fully diluted value. We’ll walk through how we came up with that valuation. It is, we believe, a very substantial offer. It represents over 31 times calendar year 2005 earnings and the consensus that existed among Wall Street analysts before the call last week, which we put relatively little credence into. Because, ultimately, I think the value of the Company will depend on the stream of earnings, and while the timeframe may get altered or manipulated, we feel that the total value is still $24 per share.

We would like PeopleSoft stockholders to take action and tender their shares in our tender offer by November 19 at midnight EST. And we have written to Judge Strine in the Chancery Court of Delaware that we will withdraw our offer as well as withdraw our lawsuit to rescind PeopleSoft’s poison pill if the majority of the shares are not tendered by this time. And, once again, if we do not have this mandate, we will move onward to other strategic thrusts and initiatives that our company has, which are just as valuable to us as PeopleSoft.

GREG TAXIN: Let me just interrupt you there and ask, what is the current status of the number of shares that have been tendered, and when would you expect to know, subsequent to midnight on Friday, what the outcome has been?

HARRY YOU: Well, we will inform everyone, Greg, promptly after November 19 at midnight. There is really no cost at all, if you’re a PeopleSoft shareholder, in terms of tendering your shares and expressing your desire to do a transaction if you believe the $24 is a full and fair price. Given the tender offer process – and I think the only restraints prior to tendering are restraints on lending out your stock – I think people, Greg, tend to wait until the last minute, and we urge people to make sure they vote early and get through the process to make sure that their votes or shares are counted. But I think you’ll see the majority of shares — or votes, so to speak – cast at the very end of the process.

GREG TAXIN: And I think that would be as other transactions have occurred, as well. I think people who have questions on the mechanics – I know you’ve got an information agent that’s MacKenzie Partners and also CSFB, as your banker can answer people’s questions. And, as I understand it, once you tender shares, you obviously can’t go sell them in the market; so people tend to wait until after the close of market on the last day, and that’s probably what is most likely to happen here.

HARRY YOU: And I think, Greg, if I could interrupt so I don’t forget – if any PeopleSoft shareholders have questions, they should direct them to either Dan Burch or Larry Dennedy at MacKenzie Partners. Their toll-free number is 800-322-2885. I think different fund families have different issues or constraints that Larry and Dan can help them walk through here.

GREG TAXIN: Great, let’s talk a little bit about the rationale for this transaction. We’ll do both sides. Why don’t we start from the PeopleSoft side? Why do you think this is a compelling offer for PeopleSoft shareholders?

HARRY YOU: Well, I think 31 times, as I mentioned on what is the normal progression of PeopleSoft’s earnings-per-share, is a very rich offer. It represents a good share of the benefits of the transaction. I also think – and there’s been a little bit of, I’d say, faulty analysis in looking at the valuation multiples here. A 31-times multiple is very, very favorable relative to today’s multiples in the market in software. It’s very favorable relative to the overall S&P 500 multiple, which is around 16.5 times. And I think there has been some mixing, if I might say, of apples and oranges in looking at transactions that were done in the dot-com bubble era or when the S&P multiple was itself at 30 times. But 31 times when the market is paying you 16.5, we feel, is very sound.

We also look at, if one were a PeopleSoft shareholder, and if I were trying to put on an objective hat, I think, looking at the discounted cash flow of the earnings stream – but also I think one has to look at the overall growth trajectory of their business, the overall growth trajectory of the apps market, if you are one of the smaller players, stand alone, and really judge the $24 relative to that.

On the Oracle shareholders’ side, we have prudently looked not only at the discounted cash flow of PeopleSoft but looked at accretion and dilution for our shareholders, as well as some of the unusual transactions that have occurred to either accelerate revenues and earnings going forward that the PeopleSoft Management has described they’ve done in terms of special deals or golden disc deals, as well as looking at the implications of the customer assurance program and the expanded executive severance that the PeopleSoft Management Team has recently disclosed that they might be receiving.

So we have factored all those into account, and we’ve looked, also, at what pro forma earnings growth and revenue growth prospects would be for Oracle’s shareholders if we acquired PeopleSoft. And in response, once again, to the accord, $24 is our best and final offer. It’s good until November 19 at midnight. And, once again, I think people need to appreciate the finality but also the clarity. This is really the first time that we have been able to offer a potential transaction that doesn’t have significant regulatory issues or encumbrances.

GREG TAXIN: Now, in February, Oracle offered $26 for PeopleSoft. What has changed since then that makes $24 now a fair price for both sets of shareholders?

HARRY YOU: Well, there has been an additional $1 billion potential liability relative to the Customer Assurance Program. There has been, I think, a bit of confusion, Greg. There were some models of ours that were discovered that were from a much earlier time period. The support and development costs that we now look at are significantly higher than what people may have previously seen.

Also, as I have mentioned before, in addition to the continued expansion of the Customer Assurance Program, to the detriment of PeopleSoft shareholders there has also been the expanded executive severance as well as deals that have altered the time profile, because I think these deals have really had two negative valuation characteristics – one, they are not dollar-for-dollar in terms of discounted cash flow, so less than a dollar is being garnered today, giving up a dollar-plus interest in the future; plus the growth profile of PeopleSoft has changed. And as all of the folks on the call are fully cognizant of, the market and good parts of the market value a company based on the growth trajectory; and I think that growth trajectory has been immutably changed here with some of the recent developments, so our valuation has factored that in.

We also — very importantly and why I made the delineation relative to our continuing to look at likely earnings before the PeopleSoft’s management call last week – frankly, when guidance was changed in September of 2003 and raised upward, the guidance did not materialize; and, in fact, the company managed to only earn what it had previously earned before or guided to before, even with the acquisition of J.D. Edwards and even with acceleration of revenue and earnings from the future into the present. And so on behalf of Oracle shareholders, we have to prudently look at these changes, which show that they are both not sailing as fast as it did before. Frankly, we are very, very skeptical of what the near-term may bring given longer-term or near-term industry growth characteristics.

GREG TAXIN: This, I think, is what you have said previously. I know at the Goldman Conference you said something about PeopleSoft’s business having suffered significant degradation since the time of – I think, actually, you said there since your first offer. They, of course, have claimed in their materials that are responsive to your tender offer that they’ve got more cash on their balance sheet – 67 cents a share, I guess, in additional cash, that they’ve added 400 customers, nine percent more deferred revenue. They say that their licensing revenue is up 12 percent year-over-year. All of those things – in some ways those things are in conflict. Your view is that their business is weaker today

HARRY YOU: Actually, Greg, they’re not in conflict because when we valued the company at $26 we assumed that they were going to make well more than 67 cents a share. And, actually, if you just proceed along the path, what I think the PeopleSoft Management Team has described is actually an achievement, which is less than what shareholders’ discounted cash flow assumptions would have been. So I think it’s really Finance 101. If you just meet what your plan is then your stock price is basically going to stay the same. Your PE multiple declines over time as you hit the earnings that you were expected to hit. But, in fact, what has happened is that the earnings realized have been less than what people have expected. So a list of accomplishments short of expectations to me is not getting an A or B on your term paper. It’s getting a C or a D, and we’ve taken that into account.

GREG TAXIN: Well, I suppose that raises the question on the other side, which is that many of the people on the call not only own PeopleSoft shares but own Oracle shares, probably own both. They probably own a lot more Oracle shares given the market valuation of the company, a lot more in value, anyway, of Oracle than they do PeopleSoft. So I guess that may raise the question of are you overpaying for PeopleSoft given what you’ve just said? Since June of 2003, when you made your first offer, shares in BEA and Lawson and Siebel, Veritas are basically flat-to-down, some of them down fairly appreciably. Your first offer was $16 at 17 months ago; now you’re at $24, so you’ve gone up by 50 percent when the market has been flat or down. Should Oracle shareholders be concerned that you might be overpaying with the zeal for acquiring the target?

HARRY YOU: I think our shareholders, Greg, are comfortable where we are. They are also comfortable that we shouldn’t pay any more than $24. So we have been responsive to the judge and also cognizant of our most important duty, which is to act in the fiduciary interest of the Oracle shareholders. And we have looked at all of the different metrics and feel like we are paying appropriately for something that is strategically important to us but not, at the same time, strategically critical.

GREG TAXIN: I think, from a corporate governance perspective, people are certainly interested to hear your views on how much the golden disc program, the severance agreements, what you said is sort of the drying up of the pipeline or the acceleration in time period – how much of those things impacted either Oracle’s interest in doing this deal or in the price that shareholders are ultimately able to receive for the company. How much of PeopleSoft’s conduct, or how would you quantify the affect of PeopleSoft’s conduct?

HARRY YOU: Well, Greg, why don’t I have my colleague Safra Catz comment because she is at the nexus at Oracle in terms of how we do transactions with customers, and she can give you her insight into how we’ve looked at some of the issues you have raised about PeopleSoft?

SAFRA CATZ, CO-PRESIDENT AND DIRECTOR, ORACLE: Well, there are a few things. First of all, those are some of the issues that have been disclosed. There are others, potentially, that we don’t even have visibility into. As you know, we have been unable to even see the CAP contract, so our overall expectation is that we have to take then into account. They raise the risk profile. They have an impact on our thinking in price. There is no question that these are all transfers of wealth from the shareholders to either customers or senior executives or employees. Any kind of obligations that obligate us have an impact on our overall thinking on the price.

I have seen price reports that just the accelerated stock options, which accelerate the stock for all employees, which is extremely unusual, is at least $200 million, which, as you know, is at least 50 cents right there – more than 50 cents, in fact, right there. So these are all transfers. This all belongs to the shareholders, and they have been transferred potentially to either employees, senior executives, or the company. We’re taking into account that we’re going to do our best to minimize the liability we take on, but it definitely came into our consideration as the final price and the risk profile we’re taking at this price.

GREG TAXIN: The Customer Assurance Program alone, I think that PeopleSoft admits in their 10-Q, has potential liability of $2.4 billion. My understanding is that either that has caused you or for other reasons you’ve decided to take a different approach to the support of their PeopleSoft 8 platform and maybe even the development of a PeopleSoft 9 platform. Could you talk about the change in your plans for their software and the support following the transaction and how, if at all, the CAP Program impact your thinking on that and the economics around it?

HARRY YOU: Well, as Safra described, it’s hard for us to work in an information vacuum. And I think if one were a PeopleSoft shareholder, one should be concerned if there are decrements to a value that may not be assisting the business overall. We are committed to supporting PeopleSoft’s customers; that’s the main strategic rationale of the transaction. Yet, at the same time, I can’t emphasize enough how difficult it is when, as a potential acquirer, we not only have to abide by what is written but also by representations that PeopleSoft’s salespeople or management may have made to customers. So it is our every intention to do as best as we possibly can for PeopleSoft’s customers, to make them happy customers.

And certainly, Greg, you are correct on the margin. If there continues to be a spate of onerous CAP contracts written relative to new business that does potentially affect on the margin our support costs relative to their customers.

GREG TAXIN: All that being said, I think you’ve said there would be some substantial cost savings and revenue opportunities from cross-selling and up-selling opportunities for you to complete this transaction. And I think, if I remember correctly, testimony at the trial suggested that there might be more than $1.0 billion a year in such savings. That seems like a very large number given the cost basis at PeopleSoft. Could you talk a little bit about what you think or what are the financial results and impacts of a transaction?

SAFRA CATZ: Greg, first of all, since I think the testimony is mostly mine, I might as well put it in context. If you read through the testimony, you’ll see that what that was was a worst-case scenario, meaning if we’re just barely able to sell new licenses and maintenance (INAUDIBLE) significantly. In that case, we would – worst-case scenario meaning we would have to reduce cost by a worst-case level, meaning the most we could – those models were done over a year and a quarter ago, so July of – the models that I testified on were done July 17, 2003. We ran entirely new models since so much time has changed. First of all, PeopleSoft is much further along on PeopleSoft 9 than they were then. The CAP Program is in place, and time has just passed generally, and we’ve gotten a more realistic view of the expense savings. This was always the far end of the envelope and not at all, as I testified under oath, what we actually thought would happen or that we would do. It was what we would have to do if things did not work out well.

HARRY YOU: And, Greg, on cross-selling and up-selling, I think what was proven in Judge Walker’s courtroom is that the ERP market is very competitive, so we do not, relative to our shareholders at Oracle, make blasé, overly optimistic assumptions about what may happen. We fully expect that, if we were to be successful in acquiring PeopleSoft, that other competitors in the market will do their darndest to prevent us from cross-selling or up-selling. So I think everyone needs to be balanced when looking at both the cost savings as well as the revenue synergy.

GREG TAXIN: There is certainly some sense – and my guess is there is some sense on the PeopleSoft board – this is just a guess – and probably among some of their shareholders, that Oracle could pay more and maybe is going to get teased into paying more. And I know you’ve said this is your best and final, and maybe we should hear from you what happens if you don’t get 50 percent here. Is there a chance that you’ll engage in negotiations with PeopleSoft later and reach a higher number?

SAFRA CATZ: I can absolutely guarantee for you that, if we don’t get at least 50 percent on November 19 at midnight, we will absolutely move on. We have committed that to our own shareholders. Our board is unanimous on this point, and we will move on. We will not begin negotiations because we’ll take it as a sign from the shareholders of PeopleSoft that they do not want Oracle to buy them. It’s that simple. So if we do not receive 50 percent of the shares, plus, on November 19, we will move on.

HARRY YOU: I would add, Greg, to answer your question on how we came up with the $24, once again, that’s based on a wide variety of metrics, whether it’s accretion and dilution, looking at some acquisition-related charges. Also, without those charges, it’s looking at what the pro forma earnings growth and revenue growth of the combined company would be, the pro forma return on invested capital. It’s really looking in a very thoughtful way at the cost that has to be incurred in order to successfully support customers as well as integrate the business. I saw some work done by one of the EVA consulting shops. In the last five years or 10 years, Oracle has been in the top one percentile, so we’re in the 99 percentile on earning above our cost of capital. PeopleSoft has been in the bottom 13 percentile, so we’re very aware. We have told our shareholders that it takes a lot of work to get rid of financial inefficiency, and so we’ve factored that in.

And then, very importantly, we want to make sure that the combined company grows and prospers for Oracle shareholders. And I think, certainly, we’d welcome PeopleSoft shareholders after they have received $24 in a transaction to invest in Oracle if they feel there is a further upside. But we feel that $24 is our best and final offer. And, once again, it’s the first time where we’ve been able, with clarity, to give a decisive offer, and it’s been 17 months here.

GREG TAXIN: Kevin Parker over at PeopleSoft has said fairly recently that he regards this Friday’s tender offer as a non-binding straw poll, which suggests in some ways that this is not likely to move their board; at least it’s not moving their management. What do you expect happens if you do get 50 percent? Do you think it will turn the situation around and get PeopleSoft moving in a different direction?

SAFRA CATZ: Well, first of all, as far as being non-binding, the only thing that stands in the way of this tender offer being successful, if we get over 50 percent, is this board. They are the absolute only thing. We’ve taken out the major conditions in this offer. All we’ve left is the poison pill and Delaware 203, which is Delaware’s Anti-takeover, which is, again, all entirely within their board’s control. So to make this offer absolutely binding, it doesn’t depend on anything we do; it depends only on what they do. So to the extent that they pull the pill, this deal is done over the weekend. If not, we have asked for a hearing with Judge Strine in Delaware, and we have a scheduling hearing a week or so later, and we hope that he will go ahead and intervene.

HARRY YOU: I think, Greg, this is not, I believe, just expectation-setting. This is really for PeopleSoft shareholders, whether they want to show how they exercise their view in our corporate democracy. I think, as Safra said, there is nothing that now impedes the transaction. Shareholders at PeopleSoft need to decide how $24 from Oracle — potentially before the end of the year, if the Management and Board pull the pill or the judge decides to rescind the pill and grant 203 relief – how that compares with what PeopleSoft might otherwise do. And shareholders should feel that this is a tangible choice that they are making. This is not a straw pull; and I think to imply it, really, I would have to say, personally, might show a lack of serious understanding or an intent to obfuscate how corporate governance in our country should work.

GREG TAXIN: It sounds like there was a scheduled hearing or conference with the judge that was scheduled for November 12, and I think it’s been postponed — and, Safra, I take it that that’s the meeting you’re now talking about — but it sounds like that’s going to be after the November 25 date that’s require for PeopleSoft shareholders to nominate directors in opposition to the incumbents. So if you’re not going to get in front of Judge Strine until after that date, would you share with us your thoughts on running an alternative slate as you started to do last year at the PeopleSoft?

HARRY YOU: Well, what I have to credit, as a relative newcomer – I have to credit Safra, Larry, Jeff, and my other colleagues and our Board on is that we are focusing on the issue at hand. The issue at hand is seeking to maximize the number of shares that are tendered on November 19, that are a full and fair offer of $24. And there is the hearing with Judge Strine on the morning of the twenty-fourth. And we have not yet made a decision on how we’ll proceed relative to the proxy because, ultimately, as Safra, I think, pointed out with abundant clarity – if we don’t receive 50 percent then we are walking away from the transaction and withdrawing our lawsuit. So I think it’s premature to look at the twenty-fifth. I think everyone needs to focus on whether they think, on the nineteenth at midnight, $24 is a good offer for their shares.

GREG TAXIN: Now, as I understand, the makeup of the PeopleSoft shareholder base – you’ve got about 30 percent of that stock held by either insiders, index funds or retail investors who don’t typically tender shares, and a system for doing so can be complicated. That brings you sort of maximum possible tenders to something like 70 percent. How did you arrive at 50? Do you think that’s really achievable? What’s your handicapping of the numbers given that the maximum that you could probably get under the best of conditions would be 70?

HARRY YOU: Well, I don’t disagree with your analysis, Greg. I think there’s about 10 percent that Mr. Duffield and the Management Team and employees own; there’s about 10 percent that’s held by retail. And you’re correct that tends to be a little more inertial.

Yet, at the same time, this has been an unusual deal. It’s been very well publicized. And, certainly, Oracle shareholders should not feel that Oracle isn’t doing its utmost to turn out the vote, so to speak, relative to those shares. We are going to fervently pursue that until the nineteenth.

Index funds, whether they be passive and/or active, hold another 15 percent. So I think your analysis is correct — that the maximum, practical percentage that we could achieve is about 70 percent. Fifty percent is obviously an important number out of more than symbolism because, as Safra described, we feel that we should get a clear mandate to proceed; otherwise, it’s not worth our proceeding, and there are other strategic paths. And as has been acknowledged in the press recently, we have been having other strategic discussions that we will pursue if 50 percent or more PeopleSoft shareholders are not interested in our transaction of $24.

SAFRA CATZ: Greg, you’ve got to look at what the PeopleSoft Board must see if, Saturday morning, a majority of their shareholders want to take this deal. They have what are supposed to be independent directors. They have an obligation. They work specifically for those shareholders and, if a majority of their shareholders tell them they want a deal done, it would be very interesting what they’re talking about Saturday morning.

GREG TAXIN: Let’s spend a second on that topic because PeopleSoft has set up a transaction committee that has five independent directors on it. They claim to have met now 31 times since you first made an offer for PeopleSoft; and yet they unanimously have opposed every deal you have put on the table, and that has apparently been ratified by the Board every time, unanimously. My question is, “What are they missing?” Why is that they opposed this transaction? The five members of that transaction committee own 440,000 PeopleSoft shares. Why don’t they see this the way you see it?

SAFRA CATZ: Well, you know, many of them are - have been affiliated with PeopleSoft for many years, and I can’t really hazard a guess as to the emotional attachment that they have to keeping the company independent. This is a - this is an offer that is really far higher than the shares are valued independently.

If you look at what the analysts are saying, each one of them - really the bulk of them all have quotes saying $15, $18, you know, all the kinds of numbers that, you know, make $24 an unbelievable price. Their board has just consistently opposed every single offer. And we could not - we could not understand why.

And that’s why we felt it was very important to finally give the shareholders an actual venue to decide about the company they own because no matter what the PeopleSoft board owns, the bulk of the shares aren’t held by them. They’re held by the folks on the phone and the other shareholders of this company.

And the moment that we could actually put the shareholders in a position to vote what they think since it’s them that matters, the moment we cleared in Europe, we put in place this offer to give them a voice, and that’s what we’re doing.

GREG TAXIN: You mentioned Dave Duffield a little earlier. As founder of PeopleSoft, he owns seven-and-a-half percent of the stock; he is a very large shareholder and would stand to gain some $650 million in cash from your offer.

Yet he is opposed to this transaction, and has been for his time on the board and now as CEO.

And I think it’s fair for shareholders who are on this call to scratch their head a little bit and try to understand why they should come to a different conclusion than a very large shareholder with lots of intimate knowledge of the company.

Do you have any sense of either what makes his situation different or why he’s thinking about this the wrong way?

SAFRA CATZ: Well, I think what shareholders should really look at is the fact that he continues to sell stock himself at prices far below and could probably thank us for some of the prices he’s gotten on the stock he’s sold, including stock he sold last October when the stock was quite high after their incorrect guidance, which I think the board knew was incorrect.

So it’s all interesting what you say, but then you go ahead and you look at what you do. And Mr. Duffield has sold quite a bit of stock, and he’s sold it at elevated levels based on guidance that I think was corrected only afterwards.

And so, you know, obviously he has an emotional attachment to the company and may feel it’s his duty, but it’s interesting, you know, to listen to more than what he says than look at what he did.

HARRY YOU: I would also add, Greg, I think it’s important for PeopleSoft shareholders to look at the track record of whether the board and the management team have in good faith tried to negotiate a transaction that represent shareholder interest, whether they have embarked on other transactions relative to executive severance or issues like the customer assurance program, whether those are in the shareholders’ best interest.

And I think that’s ultimately why this vote is so important on the 19th because shareholders can express a view.

Often, as you know, people who’ve been, as Safra pointed out, associated with the company for a long time may have emotional issues or other issues that may not necessarily be the application of the best possible business judgment to help the fiduciary interests of their shareholders.

And it’s not for us to judge. It’s for the PeopleSoft shareholders to judge. And that’s why we’ve created this opportunity for them on the 19th.

GREG TAXIN: And I guess the same you would say applies then to PeopleSoft’s buyback program, which bought a substantial number of shares in November of ‘03 at prices in the low 20s.

I mean otherwise that likely gets interpreted as a sense that the board thought even then that the low 20s was, you know, a cheap price for the stock.

SAFRA CATZ: It’s interesting that they did that because what came out in the Delaware trial, in fact, is that the guidance and some of their rejections of our offers were based on numbers that they didn’t support, couldn’t support, and at one point actually knew were unachievable.

So it’s really very hard to understand some of these decisions when, in fact, they were aware of the actual weakness in the company and weakness in the guidance they had issued.

HARRY YOU: And really I think when we approach this Friday, Greg, PeopleSoft shareholders should ask themselves is the $1.05 really achievable? And even if it might be achievable in some artificial way, is that in the best interests of a PeopleSoft shareholder relative to the long-term value of the company.

GREG TAXIN: Let’s talk about that. The analyst consensus prior to your most recent offer was something like 77 cents for 2005.

PeopleSoft then came out and gave some additional or new guidance for ‘05 that was $1.05 to $1.10, and we’ve seen the analyst consensus creep up a little bit to something like 82 cents.

But I think as you pointed out earlier, many of the analysts have now written that they don’t see how you get to $1.05 or $1.10. If the company can hit $1.10, if in fact that were a good, safe, fair projection, isn’t it fair to say then that $24 may not be a terribly attractive price, that that would be 22 times forward...

HARRY YOU: I actually very much - I have to interrupt you - I very much disagree because in the end it’s the long-term earnings profile that matters. Our industry does give a company like PeopleSoft the potential to change the earnings profile.

So that’s why I made the key distinction of bifurcation, is whether the management guidance of PeopleSoft is achievable but even if somehow they might get there, whether that’s in the long run interests of PeopleSoft shareholders.

And they’ve acknowledged in the Delaware court hearings that there were some special transactions, golden disc transactions that accelerated revenues and earnings from the future, basically mortgaging the future for the sake of the present.

And that’s what a shareholder should decide on, is whether that’s prudent behavior when you own the company to have that sort of trajectory because the technology spending environment certainly isn’t, you know, growing at a 30, 35-percent clip right now.

GREG TAXIN: Well, they say to get to their $1.05 to $1.10, they need - I think - the line was something like essentially a market rate of growth. They expect on license revenue that the apps business is going to grow five to 10 percent. They point to the Gartner studies and IDC and some others.

Do you disagree fundamentally with that view of the market for apps?

SAFRA CATZ: No. I think some companies are going to grow faster, some are going to grow slower. What it comes into distinct contrast with is what their internal documents say about their competitiveness.

Their internal documents in both lawsuits that came out showed that they were under investing, unable to keep up, and that they were not going to be competitive against the SAPs and the Microsofts and the Oracles of the world.

And so, for them to even expect to be the market level, as you know, the thing about technology is some are better, some are worse. It’s - we’re not about averages in our business. And their internal documents from their most senior people show how they are falling further and further behind.

I wanted to make one other comment to you about, you know, the guidance and price and all that. And I want to just remind you that this is the same board that started an antitrust lobbying effort that would have made it impossible for them to accept any price.

They lobbied, you know, a dozen states, the Department of Justice, and the European Commission. They put presentations together, they supported them. And had those - had they been successful, even if we were offering $1,000 a share, it wouldn’t have made any difference.

So the shareholders would not have been able to take it. So it’s all interesting now that they’ve come up with new guidance. We’ve actually seen that movie before because when they were buying JD Edwards, they were going to do 60-something cents.

Four days later, they were going to do 90-something cents. Amazing what they learned four days later - oh, except for our tender offer, our original tender offer started.

Now they’re saying $1.05 and $1.10. I can - I understand why the analysts are so skeptical because they too have seen this movie before, and they too understand that this is the same board that wanted to make accepting $100 impossible.

GREG TAXIN: Let’s talk - we have a lot of questions here, many of them on the same topic, which I’m going to guess, Harry, you’re going to not want to address that clearly, but I’m going to ask you anyway.

People are very interested to understand what the - what you think the combined earnings of the company look like, sort of when does this become accretive? I know you’ve said in 12 months it’s break even on a pro forma basis and in 24 months break even on a GAAP basis. Can you add anything else to add?

HARRY YOU: No. I think, Greg, you’ve summed it up well. I would just add that on a GAAP basis our goal is to get it to be break even, but it’s going to take a lot of hard work and a lot of investment of time and capital to get it there.

So what I’ve characterized is why we feel that our offer fully comports to what the judge requested to give our best and final offer. This is at a level where we don’t want to stress Oracle shareholders any further.

GREG TAXIN: Well, as I do the math, and I’m an amateur at math, so you’ll excuse this, but you’ve said this is about a $9.2 billion transaction all in (ph). You - today you’re earning 1.6 percent on your cash, probably more on your short-term investments. At two percent that’s $180 million of pretax income.

PeopleSoft as a stand-alone entity is sort of at a run rate about equal to that. And obviously there are severance costs and all sorts of other issues. But there surely are some cost savings and revenue opportunities.

So I guess the question is why isn’t it accretive faster, or are we going to learn after this deal that, in fact, it was very accretive and PeopleSoft shareholders are going to be, you know, kicking themselves for not having held out?

HARRY YOU: Well, I think all the Oracle shareholders and I think the vast majority of PeopleSoft shareholders would quarrel a little bit with your analysis because ultimately the Oracle cost of capital for us is being able to repurchase our stock and return the weighted average cost of capital.

And if you look at the analyst commentary, most of the tier one analysts factor in something more like nine percent relative to our cost of capital.

And frankly, Greg, I’ve had Oracle shareholders push back and say that since they feel that our shares are somewhat or moderately undervalued at this point, shouldn’t we be looking at a higher cost of capital with buying back our stock today?

You could imagine a scenario if the economy continues as it is currently that it might be actually a 15-percent or higher opportunity cost. So that’s the real opportunity cost, is that’s the basic economics and finance we’re working with.

And we’re, you know, not looking at math that I think is too hasty relative to trying to see if a transaction could be done versus looking at the real economics to all parties.

GREG TAXIN: We’re getting close here to our - to our hour with you, and we appreciate you taking so much time. I want to encourage other people to quickly send their last minute questions into proxytalk@glasslewis.com.

Let me - let me see if we can backup a little bit to a slightly sort of macro perspective because our - obviously we’re interested both in this transaction but also in the larger issues of kind of corporate governance and approach to the world.

You started this effort in June of ‘03 with - from a very heady approach, if I may say. I mean you sort of came in and put an offer on the table that was a fairly modest premium to where PeopleSoft shares were trading at the time. They were trading at about $15.11, and your offer was at $16.

And there were some suggestion that the operating expense of PeopleSoft was going to be dramatically reduced and that products may suffer or maintenance efforts or further development might suffer.

And it strikes one that that put PeopleSoft immediately on the defensive. And I wonder whether now stepping back from all of this whether you think that was the right tactic to start with.

Was there - was there an approach that might have gotten us to this place, you know, sooner or easier with less expenditures on both - for both companies?

SAFRA CATZ: Well, it’s easy to second guess now. But, you know, we look at it, and at the time, as I’ve testified consistently, in fact, PeopleSoft thought their stock was worth about $15 because that’s what they were giving the JD Edwards shareholders for it.

So for us to offer $16, we actually thought that - I personally thought that that was a very good price. PeopleSoft was on an extremely negative trajectory. They were just barely profitable themselves. They were down significantly. And we would have preferred to just wait until they got actually cheaper, as they had been.

The buying of JD Edwards, we had hoped they wouldn’t do because it was also a struggling company. It’s turned out to be exactly that. And as you can tell, PeopleSoft with JD Edwards is just a teeny bit bigger than PeopleSoft alone was a mere year-and-a-half ago.

So that acquisition was the failure that we expected it to be. We did also believe that their current management team at the time, Craig Conway, would not sell to us at any price.

He affirmed that immediately at that very day in Germany on Reuters. And then, consistently, his internal documents showed that he had absolutely no interest in selling at any price.

The documents also show that our commitment to customers started on day one, where Larry Ellison, in the transcript of the conference call, said we would continue to enhance the products for existing customers. But anyone who follows the software industry knows that customers don’t buy software. You have to actively sell it to them and market it to them. And we had decided at that time that it didn’t make sense to have two product lines actively marketed. That is exactly still our message. So, we haven’t actually change.

What we did learn is that PeopleSoft before talking to any customers over that weekend went ahead and, with the discussion of their investment bankers and their attorneys, came up with the idea of the CAP program, and it’s actually PeopleSoft. And this came out in the Delaware testimony and will come out even more as the evidence is made public ultimately. But it was PeopleSoft that went out on a active campaign to say we wouldn’t support the products and upset the customers. And that’s really probably the only – the truly most unfortunate thing, which is a lot of customers in very good faith believed what they were told by PeopleSoft. And it took us a very, very long time to get the truth out, and I believe we continue to do that.

So, did everything work out as we’d plan? No. In fact, we never expected 18 months from now going through a Department of Justice trial, but we always knew we would succeed. And we are hopeful that we did it in such a way that the shareholders now will go ahead and tender into this offering, but they’re going to make the ultimate decision. And that’s really what we’re left with here.

GREG TAXIN: Two more questions, if I may, that come from people on the call.

SAFRA CATZ: Sure.

GREG TAXIN: One of which is, I think, actually quite good, I hadn’t thought of, which is let’s say you hit the 50 percent number on Friday. As you said, you don’t have a meeting with the judge till the following Thursday and you hope that PeopleSoft board wakes up on Saturday morning and, in addition to having their coffee and reading the paper, thinks hard about what they should do. No doubt even if they decide to come to you to try to enter into some friendly arrangement they’re going to seek something in exchange for the shortening of the dispute. Can we expect to see a negotiation over that weekend and a price on Monday morning that’s more than $24? Should shareholders expect and hope for that?

HARRY YOU: I think we’ve been absolutely clear here, Greg. It’s $24 as of midnight on the 19th. Certainly if events such as the judge’s hearing, if we have over 50 percent necessitate, we’ll extend our tender offer, but it’ll be at $24. It won’t be any higher. And it won’t also be any lower unless there’s truly material adverse change to the company. So that’s our commitment to PeopleSoft shareholders, that this is our full and fair offer. We will let the process – if an extra day – a few days are needed or some period of multiple weeks for the process to run it course, but people should not expect that the price will go up, nor should they expect that we take the price down.

SAFRA CATZ: Yes. I just want to make sure we’re very clear that what happens is that we have not left any conditions in the offering that are within our control. They are entirely the pill and what’s called Delaware 203. There is in fact no – what is called a material adverse change out, and that is not – that’s not what Harry’s referring to. We are committed to this transaction. I don’t think – I can’t remember the last time a company went through 18 months and actually lived through a lawsuit by the Department of Justice. And so, that, I think, shows our commitment to trying to get this transaction done.

The only thing stopping this transaction right now – one is within the control of the shareholders, which is to tender into this offer. The only other thing left is entirely within the control of this board of directors. And this is an opportunity. This is the very first time that’s happened because of all the regulatory work that the PeopleSoft folks started, but that’s all over. This is the final chance to try to get a deal done, and we’re looking forward to it.

GREG TAXIN: One final question, which is – I hate to leave us on a negative note. But if you don’t get the 51 percent your chief executive, I think, testified in Delaware that - according to him, he said, “We thought the only way to survive was to be an acquiror.” So, if this doesn’t work for you and PeopleSoft doesn’t work for you, I guess that tells us what your plans are. Do you want to elaborate on what to do next?

HARRY YOU: I think I mentioned before, Greg, $24 on the 19th is our point of strategic indifference. We’ve acknowledged like a good prudent management team would. We don’t put all our eggs in one basket. And so, we are actively pursuing other strategic paths if that’s where the PeopleSoft shareholders would like to go. But I think $24 is so compelling, as Safra described, that ask another factoid. It’s – I think in the last 18 months there’s only one day intraday where the stock even touched $24. And I just feel as a financial person. When you look at 31 times and how the plan materializes and how – and the risk of that and relative to 16-and-a-half times the S&P 500. And I’m not entirely clear that the ERP market grows any faster than S&P long-term operating earnings have grown over the last 50 years, which is about six percent. I think $24 is an outstanding offer.

And I think, on a positive note, PeopleSoft shareholders should be glad that we have fought through the thicket of regulation as well as some behavior that hasn’t been pro corporate governance to give them this opportunity to be able to get good value on their shares.

GREG TAXIN: Well, thank you both very much. We really appreciate you taking the time to do the call. And wish you the best of luck on Friday.

SAFRA CATZ: Thank you.

HARRY YOU: Thanks, Greg.

SAFRA CATZ: Thank you very much.

HARRY YOU: Thanks for coming.

OPERATOR: Ladies and gentlemen, this does conclude today’s teleconference. We thank you for your participation. You may disconnect your lines at this time, and have a great day.

END

This transcript is copyrighted and may not be reproduced in any manner without the written permission of Glass, Lewis & Co. This transcript is not intended to solicit shareholder proxies and has not been submitted to the Securities and Exchange Commission for approval. This transcript was produced by Infinite Conferencing and has not been reviewed by Glass Lewis or the individual participants herein for accuracy and/or completeness. No warranty is made as to the completeness, accuracy or utility of the statements contained herein, and the views expressed by the participants should not be construed as the opinions of Glass, Lewis & Co. or its members. Investors should not rely on this document for investment or other purposes. For further information, please contact Loren Schaffzin at (415) 678-4119.